Exhibit 99.1

Satellogic Reports Full Year 2023 Financial Results and Provides Business Update

Revenue up 68% to $10.1 million in FY 2023

Received $30 Million Strategic Investment from Tether Investments Limited

Planned Redomicile to U.S. to Position the Company to Compete for U.S. Government and Allied Contracts

New York, NY – April 15, 2024 – Satellogic Inc. (NASDAQ: SATL), a leader in sub-meter resolution Earth Observation (“EO”) data collection, today provided financial results for the year ended December 31, 2023, and a business update.

“The second half of 2023 was highlighted by new partnerships, continued revenue growth, and milestone accomplishments in our strategy to capitalize on high-value opportunities in the U.S.,” said Satellogic CEO, Emiliano Kargieman. “As the EO market and macroeconomic environment continue to evolve, we are strategically realigning our business to capture high value opportunities in the U.S. With our focus on the U.S., we have taken two important steps. First, we commenced the process of redomiciling to Delaware from the British Virgin Islands, with an aim to completing the conversion in the first half of 2024. As a result, once this process is complete, we will report results on a quarterly basis consistent with being a domestic filer. Second, in late 2023, we were granted approval for a remote sensing license for our constellation with the National Oceanic & Atmospheric Administration (NOAA). The license results in Satellogic being subject to NOAA’s oversight as we pivot operational control of our satellite constellation to U.S. personnel and expand the Satellogic ground station network to include U.S. based ground stations. These actions are crucial in terms of satisfying requirements for expanding business in the U.S. market and better positioning us to compete for U.S. government and allied contracts. With these two steps, we anticipate targeting new U.S. government contract opportunities in 2024, in addition to our current pipeline of international government and commercial opportunities.

“To support our new strategy, we recently announced a $30 million strategic investment from Tether Investments Limited, the company behind the world's leading stablecoin. With this transaction now completed, we are excited to continue advancing our U.S. strategy, including our redomiciliation to Delaware.”

Matt Tirman, Satellogic President, added, “During the second half of 2023 we had several compelling wins for our pipeline. With Tata Advanced Systems Limited (“TASL”), we are establishing and developing local space technology capabilities in India. Together we developed a new satellite design and worked together to integrate multiple payloads on a single satellite that will generate a diverse range of data over India. This collaboration is a first step in TASL’s satellite strategy and a significant milestone as we enter the fast-growing Indian defense and commercial markets. We also partnered with Uzma, a leading energy and technology company, to evolve the landscape of satellite imagery capabilities and geospatial services in Southeast Asia. The agreement includes leveraging a state-of-the-art EO satellite designed and manufactured by Satellogic that is planned to be launched in the second half of 2024 as “UzmaSAT-1” aboard a SpaceX Falcon 9 rocket, and extensive tasking access to the Satellogic constellation.

“The results of our efforts were revenue growth of 68% year-over-year primarily as a result of our Space Systems and Asset Monitoring businesses gaining momentum. We have proven that it is possible to provide high-quality satellite imagery through a constellation of small, low-orbit satellites at what we believe to be the lowest price, while retaining strong margins. We also recently celebrated our 16th consecutive successful launch and the continued expansion of our constellation, adding a NewSat Mark-V satellite to our fleet in orbit on board SpaceX’s Transporter-10 mission to support our partners and growth. We are consistently delivering more capacity, more reliability, and next-gen capabilities for our customers.

“Looking ahead, we are highly focused on a plan to meet the developing needs of our customers and the broader EO market, while making our organization more streamlined and efficient. We are closing in on the strategic realignment of our business to capitalize on what we believe to be our highest growth opportunities in the U.S.,” concluded Tirman.

Rick Dunn, Satellogic CFO, commented, “We ended 2023 with $23.5 million of cash on hand and significantly reduced our cash used in operations by $18.9 million, or 28%. Our revenue grew 68% to $10.1 million and gross profit excluding depreciation increased 84% to $5.0 million, with a corresponding 500 bps increase in gross margin to 50%, for the full year 2023. As we move into 2024, we have seen positive momentum in terms of revenue, backlog and pipeline with over $12 million signed strategic contracts in the second half of 2023.

“While we are encouraged by our positive momentum, we experienced slower than anticipated revenue growth. As a result, we undertook cost and spending control measures in 2023. These actions primarily related to the moderation of capital expenditures, a reduction of certain discretionary spending, as well as a headcount reduction, which represented approximately 25% of the total headcount at the beginning of 2023. Cumulative reductions in headcount are expected to result in approximately $7.5 million of annual savings in 2024.

“We continue to expect that our revenue for 2024 will largely be dependent on closing opportunities within our Space Systems line of business, which we anticipate will contribute considerable per unit cash flow and strong gross margin, although that revenue may be heavily weighted to the second half of the year. As we look to 2024 and beyond, we are focused on executing on our strategic realignment and growth opportunities in the U.S. market. We continue to expect our revenue will be driven by our further growth in Space Systems, Asset Monitoring, and Constellation-as-a-Service.

“Lastly, our ability to accurately forecast annual revenue and profitability relies on the speed and decision-making of our large commercial partners. This sales cycle is often long and subject to many variables beyond our control. For these reasons, the Company is withdrawing its previously communicated guidance. We have no current plans to publish guidance in the near term, but look forward to providing periodic updates as we achieve strategic and commercial milestones,” concluded Dunn.

Financial Results for the Year Ended December 31, 2023

●

Revenue for the year ended December 31, 2023, increased 68% to $10.1 million, as compared to revenue of $6.0 million for the year ended December 31, 2022. The increase was driven primarily by Space Systems and Asset Monitoring lines of business.

●

Gross profit, excluding depreciation expense, for the year ended December 31, 2023, totalled $5.0 million, an 84% increase, as compared to $2.7 million for the year ended December 31, 2022. Gross margin was 50% in the full year 2023, as compared to 45% for the prior year period, due primarily to the year over year increase in revenue.

●

General and administrative expenses were $23.5 million for the year ended December 31, 2023, as compared to $37.2 million for the year ended December 31, 2022. The decrease was primarily due to cost savings initiatives in 2023, lower professional fees related to elevated merger activity during 2022, and lower insurance and other administrative expenses.

●

Research & Development expenses decreased to $10.7 million for the year ended December 31, 2023, as compared to $13.1 million for the year ended December 31, 2022. The decrease was driven primarily by a decrease in other research and development expenses and professional fees, as a result of cost control measures implemented in 2023. Additionally, employee related expenses decreased due to lower average headcount in 2023 as compared to 2022.

●

Net loss for the year ended December 31, 2023, increased to $61.0 million, as compared to a net loss of $36.6 million for the year ended December 31, 2022. The increase was primarily driven by a decrease in the change in fair value of financial instruments.

●

Non-GAAP Adjusted EBITDA loss for the year ended December 31, 2023, decreased to $44.1 million from an Adjusted EBITDA loss of $56.0 million for the year ended December 31, 2022, primarily due to an increase in revenue, as well as a decrease in non-merger related costs and expenses and as a result of cost control measures implemented in 2023.

●	Cash was $23.5 million at December 31, 2023, as compared to $76.5 million at December 31, 2022.

●

Net cash used in operating activities decreased to $49.6 million for the year ended December 31, 2023, as compared to $68.5 million for the year ended December 31, 2022, primarily due to a reduction in headcount, research and development expenses, and professional fees.

Use of Non-GAAP Financial Measures

We monitor a number of financial performance and liquidity measures on a regular basis in order to track the progress of our business. Included in these financial performance and liquidity measures are the non-GAAP measures, Non-GAAP EBITDA and Non-GAAP Adjusted EBITDA. We believe these measures provide analysts, investors and management with helpful information regarding the underlying operating performance of our business, as they remove the impact of items that we believe are not reflective of our underlying operating performance. The non-GAAP measures are used by us to evaluate our core operating performance and liquidity on a comparable basis and to make strategic decisions. The non-GAAP measures also facilitate company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation, capital expenditures and non-cash items (i.e., depreciation, embedded derivatives, debt extinguishment and stock-based compensation) which may vary for different companies for reasons unrelated to operating performance. However, different companies may define these terms differently and accordingly comparisons might not be accurate. Non-GAAP EBITDA and Non-GAAP Adjusted EBITDA are not intended to be a substitute for any GAAP financial measure. For the definitions of Non-GAAP EBITDA and Non-GAAP Adjusted EBITDA and reconciliations to the most directly comparable GAAP measure, net loss, see below.

We define Non-GAAP EBITDA as net loss excluding interest, income taxes, depreciation and amortization. We did not incur amortization expense during the years ended December 31, 2023, 2022 and 2021.

We define Non-GAAP Adjusted EBITDA as Non-GAAP EBITDA further adjusted for merger-related transaction costs and other income (expense). Other income (expense) consists of foreign currency gains and losses, changes in the fair value of financial instruments, loss on extinguishment of debt and stock-based compensation.

The following table presents a reconciliation of Non-GAAP EBITDA and Non-GAAP Adjusted EBITDA to its net loss for the periods indicated.

	Year Ended December 31,
(in thousands of U.S. dollars)	2023	2022	2021
Net loss	$(61,018)	$(36,641)	$(96,305)
Plus interest expense	51	1,596	8,729
Plus income tax expense (benefit)	9,082	4,573	(232)
Plus depreciation	17,256	14,326	10,728
Non-GAAP EBITDA	$(34,629)	$(16,146)	$(77,080)
Plus Merger transaction costs	—	11,188	16,236
Less other income, net (1)	(9,271)	(1,140)	(1,069)
Less change in fair value of financial instruments	(6,474)	(58,311)	(17,983)
Plus loss on extinguishment of debt	—	—	37,216
Plus stock-based compensation	6,299	8,368	10,881
Non-GAAP Adjusted EBITDA	$(44,075)	$(56,041)	$(31,799)

Key Second Half 2023 and Subsequent Highlights

●

In April 2024, entered into a Note Purchase Agreement, under which the Company agreed to issue floating rate secured convertible promissory notes in the aggregate principal amount of $30 million to Tether Investments Limited, the company behind the world's leading stablecoin.

●

Signed strategic contract with Tata Advanced Systems (“TASL”), India’s leading private sector player for aerospace and defense solutions, to build LEO Satellites in India with TASL to establish an Assembly, Integration, and Testing (“AIT”) facility for satellites in India and co-develop a satellite design with Satellogic. Following this collaboration, announced the successful deployment of TASL’s TSAT-1A satellite aboard the Bandwagon-1 mission on April 7, 2024, via SpaceX’s Falcon 9 rocket launched from Launch Complex 39A at Kennedy Space Center, Florida.

●	Signed a Memorandum of Understanding with TAQNIA ETS to support the advancement of geospatial technologies for The Saudi Technology Development And Investment Company (TAQNIA) information services.

●

Signed a Memorandum of Understanding with OHB to explore collaborative opportunities to develop advanced Earth Observation data based services. The agreement underlines the joint commitment to support the use of EO data and products for a greener and more sustainable planet, including applications for day-to-day decision-making in the fields of agriculture, forestry, energy, critical infrastructures, and climate change mitigation.

●

Granted a remote sensing license by the National Oceanic and Atmospheric Administration (“NOAA”) as part of Satellogic’s strategy to capitalize on high-value opportunities and redomicile to the U.S., which is expected in the second quarter of 2024.

●	NewSat-44, a Mark-V satellite successfully reached low-Earth orbit following the launch of SpaceX’s Transporter-10 mission on March 4, 2024 from Vandenberg Space Force Base, California.

●	Signed multi-million dollar +3-year agreement with UZMA, a leading energy and technology company, to advance geospatial capabilities in Southeast Asia.

●

Signed an agreement with Skyloom, a leader in space-based telecommunications, detailing plans to integrate Skyloom’s Optical Communications Terminal onto Satellogic satellites to test new methods of high-resolution EO data delivery.

●

Announced partnership and integration with SkyWatch, a leader in the remote sensing data technology industry bringing Satellogic’s highest resolution commercially available EO data to EarthCache customers.

●

Announced the integration of Satellogic's satellite imagery archives into SkyFi's platform, bringing enhanced EO capabilities to end users and supplementing the existing tasking capabilities within the Satellogic constellation.

●

Signed an agreement with Quant Data & Analytics, a leading Saudi provider of Data & AI Products and Enterprise Solutions focused on the real estate and retail sectors. This agreement leverages Satellogic’s high-resolution satellite imagery to serve and evolve the ever-expanding property tech landscape across the Kingdom of Saudi Arabia and the Gulf region.

About Satellogic

Founded in 2010 by Emiliano Kargieman and Gerardo Richarte, Satellogic (NASDAQ: SATL) is the first vertically integrated geospatial company, driving real outcomes with planetary-scale insights. Satellogic is creating and continuously enhancing the first scalable, fully automated EO platform with the ability to remap the entire planet at both high-frequency and high-resolution, providing accessible and affordable solutions for customers.

Satellogic’s mission is to democratize access to geospatial data through its information platform of high-resolution images to help solve the world’s most pressing problems including climate change, energy supply, and food security. Using its patented Earth imaging technology, Satellogic unlocks the power of EO to deliver high-quality, planetary insights at the lowest cost in the industry.

With more than a decade of experience in space, Satellogic has proven technology and a strong track record of delivering satellites to orbit and high-resolution data to customers at the right price point.

To learn more, please visit: http://www.satellogic.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Satellogic’s current expectations and beliefs concerning future developments and their potential effects on Satellogic and include statements concerning Satellogic’s strategies, including its plans to redomicile in the U.S., Satellogic’s future opportunities and financial performance, and the commercial and governmental applications for Satellogic’s technology. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this press release. These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Satellogic. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) our ability to generate revenue as expected, (ii) our ability to effectively market and sell our EO services and to convert contracted revenues and our pipeline of potential contracts into actual revenues, (iii) risks related to the secured convertible notes, (iv) the potential loss of one or more of our largest customers, (v) the considerable time and expense related to our sales efforts and the length and unpredictability of our sales cycle, (vi) risks and uncertainties associated with defense-related contracts, (vii) our ability to scale production of our satellites as planned, (viii) unforeseen risks, challenges and uncertainties related to our expansion into new business lines, (ix) our dependence on third parties to transport and launch our satellites into space, (x) our reliance on third party vendors and manufacturers to build and provide certain satellite components, products, or services, (xi) market acceptance of our EO services and our dependence upon our ability to keep pace with the latest technological advances, (xii) competition for EO services, (xiii) unknown defects or errors in our products, (xiv) risk related to the capital-intensive nature of our business and our ability to raise adequate capital to finance our business strategies, (xv) uncertainties beyond our control related to the production, launch, commissioning, and/or operation of our satellites and related ground systems, software and analytic technologies, (xvi) the failure of the market for EO services to achieve the growth potential we expect, (xvii) risks related to our satellites and related equipment becoming impaired, (xviii) risks related to the failure of our satellites to operate as intended, (xix) production and launch delays, launch failures, and damage or destruction to our satellites during launch and (xx) the impact of natural disasters, unusual or prolonged unfavorable weather conditions, epidemic outbreaks, terrorist acts and geopolitical events (including the ongoing conflicts between Russia and Ukraine, in the Gaza Strip and the Red Sea region) on our business and satellite launch schedules. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Satellogic’s Annual Report on Form 20-F and other documents filed or to be filed by Satellogic from time to time with the Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Satellogic assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Satellogic can give no assurance that it will achieve its expectations.

Contacts

Investor Relations:

MZ Group

Chris Tyson/Larry Holub

(949) 491-8235

SATL@mzgroup.us

Media Relations:

Satellogic

pr@satellogic.com

SATELLOGIC INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,
(in thousands of U.S. dollars, except share and per share amounts)	2023	2022	2021
Revenue	$10,074	$6,012	$4,247
Costs and expenses
Cost of sales, exclusive of depreciation shown separately below	5,056	3,284	1,876
General and administrative expenses	23,500	37,191	36,640
Research and development	10,656	13,055	9,636
Depreciation expense	17,256	14,326	10,728
Other operating expenses	23,009	29,023	14,002
Total costs and expenses	79,477	96,879	72,882
Operating loss	(69,403)	(90,867)	(68,635)
Other income (expense), net
Finance income (expense), net	1,722	(652)	(9,738)
Change in fair value of financial instruments	6,474	58,311	17,983
Loss on extinguishment of debt	—	—	(37,216)
Other income, net	9,271	1,140	1,069
Total other income (expense), net	17,467	58,799	(27,902)
Loss before income tax	(51,936)	(32,068)	(96,537)
Income tax (expense) benefit	(9,082)	(4,573)	232
Net loss available to stockholders	$(61,018)	$(36,641)	$(96,305)
Other comprehensive loss
Foreign currency translation gain (loss), net of tax	279	(226)	(86)
Comprehensive loss	$(60,739)	$(36,867)	$(96,391)

Basic loss per share for the period attributable to stockholders	$(0.68)	$(0.44)	$(5.78)
Basic weighted-average common shares outstanding	89,539,910	83,188,276	16,655,634
Diluted loss per share for the period attributable to stockholders	$(0.68)	$(0.66)	$(5.78)
Diluted weighted-average common shares outstanding	89,539,910	83,798,149	16,655,634

SATELLOGIC INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
(in thousands of U.S. dollars, except per share amounts)	2023	2022
ASSETS
Current assets
Cash and cash equivalents	$23,476	$76,528
Restricted cash	—	126
Accounts receivable, net of allowance of $126 and $3,237, respectively	901	1,388
Prepaid expenses and other current assets	2,173	3,198
Total current assets	26,550	81,240
Property and equipment, net	41,130	47,981
Operating lease right-of-use assets	3,195	8,171
Other non-current assets	5,507	6,463
Total assets	$76,382	$143,855
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$7,935	$9,850
Warrant liabilities	2,795	8,335
Earnout liabilities	419	1,353
Operating lease liabilities	2,143	2,176
Contract liabilities	3,728	1,941
Accrued expenses and other liabilities	4,372	6,417
Total current liabilities	21,392	30,072
Operating lease liabilities	1,789	6,063
Contract liabilities	1,000	1,000
Other non-current liabilities	526	522
Total liabilities	24,707	37,657
Commitments and contingencies
Stockholders' equity
Preferred stock, $0.0001 par value	—	—
Ordinary Shares, $0.0001 par value, unlimited shares authorized, 77,289,166 Class A ordinary shares issued and 76,721,343 shares outstanding; and 13,582,642 convertible Class B ordinary shares issued and outstanding as of December 31, 2023 and 76,180,618 Class A ordinary shares issued and 75,612,795 shares outstanding and 13,582,642 convertible Class B ordinary shares issued and outstanding as of December 31, 2022	—	—
Treasury stock, at cost, 567,823 shares as of December 31, 2023 and 567,823 shares as of December 31, 2022	(8,603)	(8,603)
Additional paid-in capital	344,144	337,928
Accumulated other comprehensive loss	(33)	(312)
Accumulated deficit	(283,833)	(222,815)
Total stockholders’ equity	51,675	106,198
Total liabilities and stockholders' equity	$76,382	$143,855

SATELLOGIC INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(in thousands of U.S. dollars)	2023	2022	2021
Cash flows from operating activities:
Net loss	$(61,018)	$(36,641)	$(96,305)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	17,256	14,326	10,728
Operating lease expense	2,751	2,015	548
Deferred tax expense (benefit)	—	1,601	(1,619)
Stock-based compensation	6,299	8,368	10,881
Interest expense	—	1,693	9,703
Change in fair value of financial instruments	(6,474)	(58,311)	(17,983)
Loss on debt extinguishment	—	—	37,216
Expenses related to Merger	—	9,859	—
Foreign exchange differences	(10,933)	(4,578)	(2,385)
Expense for estimated credit losses on accounts receivable	1,126	1,736	1,794
Non-cash change in contract liabilities	1,188	—	—
Other, net	666	996	579
Changes in operating assets and liabilities:
Accounts receivable	(385)	(1,928)	(4,691)
Prepaid expenses and other current assets	2,114	(1,855)	21
Accounts payable	1,533	(3,202)	1,421
Contract liabilities	598	1,006	480
Accrued expenses and other liabilities	(2,059)	(1,562)	21,622
Operating lease liabilities	(2,233)	(1,985)	(449)
Net cash used in operating activities	(49,571)	(68,462)	(28,439)
Cash flows from investing activities:
Purchases of property and equipment	(14,885)	(27,252)	(11,233)
Proceeds from sale of property and equipment	450	—	—
Equity investment in OS	—	(3,653)	—
Other	—	53	3
Net cash used in investing activities	(14,435)	(30,852)	(11,230)
Cash flows from financing activities:
Proceeds from issuance of redeemable Series X preferred stock	—	—	20,332
Proceeds from issuance of debt	—	—	7,513
Repurchase of stock	—	(8,603)	—
Tax withholding payments for vested equity-based compensation awards	(458)	—	—
Proceeds from exercise of Public Warrants	—	5,291	—
Proceeds from sale of Ordinary Shares	—	167,504	—
Proceeds from exercise of stock options	375	144	791
Net cash (used in) provided by financing activities	(83)	164,336	28,636
Net (decrease) increase in cash, cash equivalents and restricted cash	(64,089)	65,022	(11,033)
Effect of foreign exchange rate changes	10,900	4,237	2,299
Cash, cash equivalents and restricted cash - beginning of period	77,792	8,533	17,267
Cash, cash equivalents and restricted cash - end of period	$24,603	$77,792	$8,533